Oncolytics Biotech® Scientist Selected to Participate in the Society of
Immunotherapy of Cancer’s (SITC) METIOR Incubator Program

CALGARY, AB and SAN DIEGO, CA March 20, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus creating an inflamed phenotype, today announced that Grey Wilkinson, Ph.D., scientist of Translational Medicine at Oncolytics Biotech, has been selected to participate in the Society for Immunotherapy of Cancer’s (SITC) METIOR Incubator Program. Dr. Wilkinson’s participation in the Incubator will allow him to work closely with some of the most preeminent individuals in the immunotherapy field worldwide.

“Dr. Wilkinson’s acceptance into one of the most prestigious programs in our industry speaks towards the quality of those working at Oncolytics Biotech today,” said Dr. Matt Coffey, President & CEO of Oncolytics. “In participating, he will be collaborating with scientists across many disciplines – including researchers, clinicians and industry partners – strengthening not only his work in translational medicine on an individual level, but at the company level as well. At Oncolytics, the development of pelareorep as a potentially life-changing immuno-oncology therapeutic is dependent entirely upon the team developing it, and Dr. Wilkinson is a reflection of this group of individuals.”

About The METIOR Incubator
The METIOR Incubator is a program that aims to attract young investigators across disciplines to collaborate on hypothesis-driven projects for which they will receive year-long mentorship from experts in the field. Each application cycle, a new problem in immuno-oncology will be chosen as the Incubator’s provocative theme. Those selected will be assigned to teams comprised of individuals from different sectors who shared common questions in their applications. Mentor teams will be comprised of established professionals who are dynamic and eager to facilitate our mission of “cross-talk” between the many disciplines of immuno-oncology. The selected individuals and teams will receive year-long mentorship from medical oncologists, research scientists, business experts, and NIH/FDA grant officers with a goal of generating successful team projects and novel collaborative efforts that leverage the unique strengths of the participants.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Mark Corbae Canale Communications 619-849-5375 mark@canalecomm.com